SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
T. R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster (City) New Jersey (State) 07921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. (908) 234-0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City) New Jersey (State) 07039-1711 (Zip Code)

SEC MAIL RECEIVED
FEB 24 2005
WASH. D.C. 179 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John W. Galuchie, Jr.
Title: President

Date: February 23, 2005

Sworn to and subscribed before me
This 23 day of February 2005

Kelly A Weber
Notary Public

KELLY ANN WEBER
NOTARY PUBLIC, STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 4, 2005

T. R. WINSTON & COMPANY, LLC

Table of Contents

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

Kenneth G. Hydock, Esq., CPA
Peter A. Levy, Esq.
Alan D. Sobel, CPA, MST
Elihu Katzman, CPA
Ronald G. Matan, CPA
Michael LaForge, CPA
Alan H. Rosenzweig, CPA
Harold R. Sobel, CPA
Michael A. Delli Santi, CPA
William M. Tribus, Jr., CPA

Of Counsel:
Bernard Sobel, CPA, DABFA
George Rosenzweig, CPA
Gerald H. Weissman, CPA

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 4, 2005

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2004
ASSETS	
Cash and cash equivalents	$ 1,175,268
Securities owned	304,880
Receivable from clearing broker	366,195
Fixed assets, net of accumulated depreciation of $48,149	20,885
Other assets	86,690
Total assets	$ 1,953,918
LIABILITIES AND MEMBERS' EQUITY	
Securities sold, not yet purchased	$ 24,899
Accounts payable	57,486
Accrued expenses	902,241
Total liabilities	984,626
COMMITTMENTS	
Members' equity	969,292
Total liabilities and members' equity	$ 1,953,918

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2004
Revenues:	
Brokerage commissions and fees	$ 5,808,944
Principal transactions:	
Trading	1,121,300
Investing	31,985
Interest and dividends	175,539
Total revenues	7,137,768
Expenses:	
Commissions	4,189,097
Employee compensation and benefits	825,329
Clearing fees and charges	635,031
General and administrative	501,504
Occupancy costs	165,228
Interest	3,769
Total expenses	6,319,958
Net income	$ 817,810

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Equity
Balance at December 31, 2003	$ 588,982
Contributions of capital from members	1,052,824
Withdrawals of capital by members	(1,490,324)
Net income, year ended December 31, 2004	817,810
Balance at December 31, 2004	$ 969,292

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2004
Cash flows from operating activities:	
Net income	$ 817,810
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	10,481
Change in net receivable from clearing broker	(95,065)
Change in other assets	(32,024)
Change in securities owned	(96,906)
Change in accounts payable and accrued expenses	790,328
Net cash provided by operating activities	1,394,624
Cash flows from investing activities-	
Purchase of fixed assets	(24,120)
Cash flows from financing activities:	
Withdrawals of capital by members	(1,490,324)
Contributions of capital from members	1,052,824
	(437,500)
Net increase in cash and cash equivalents	933,004
Cash and cash equivalents at beginning of year	242,264
Cash and cash equivalents at end of year	$ 1,175,268

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements

1. Business

Until July 31, 2003, T.R. Winston & Company, Inc. ("Winston") was a wholly owned subsidiary of Kent Financial Services, Inc. ("Kent"). Effective July 31, 2003 Winston was merged with and into a newly formed Delaware limited liability company named T.R. Winston & Company, LLC (the "Company"). Concurrent with the merger and reorganization, Kent sold 60% of the Company to two executives of the Company pursuant to a Limited Liability Company Operating Agreement (the "Agreement"). In connection with this transaction one of the Company's executives converted an amount due to him as a capital contribution. Concurrently, Winston paid cash to Kent reducing the Company's initial equity to $500,000. This merger and reorganization was accounted for in accordance with Statement of Financial Accounting Standards 141 – Business Combinations ("SFAS 141"). In particular, SFAS 141 provides that transactions of entities under common control are not business combinations using purchase accounting. Rather this transaction is effectively a change in a reporting entity and as a result, is treated in a manner similar to pooling of interests accounting.

Effective August 1, 2004, Kent sold its remaining 40% interest in the Company to the same two executives.

2. Summary of Significant Accounting Policies

The Company is a licensed broker-dealer in all states (except Alaska) and the District of Columbia and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company conducts retail and institutional securities brokerage, trading and investment banking business.

The Company records securities transactions and the related revenues and expenses on a trade date basis. The effect of all unsettled transactions at December 31, 2004 is accrued in the statement of financial condition.

The Company acts as placement agent for a real estate exchange program. The Company records as revenue these placement fees only after the individual exchange transactions are completed and closed. These revenues are included in brokerage commissions and fees.

The Company takes proprietary trading securities positions to satisfy customer demand for Nasdaq market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities which are recorded at quoted market prices or at fair value as determined by management based on other relevant factors. The net change in market or fair value of investment securities owned is included in principal transactions investing revenues.

The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

The Company records all fixed assets, which consists predominantly of office furniture and equipment, at cost. Depreciation of equipment and amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives, generally two to seven years.

The Company was formed as a limited liability company and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income from the Company's operations is allocated to the Company's members.

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

The Company maintains cash balances at financial institutions which, at times, exceed federally insured limits.

3. Receivable from Clearing Broker

The Company conducts its business on a fully disclosed basis with one clearing broker, Bear, Stearns Securities Corp., on behalf of its customers and for its own proprietary accounts, pursuant to a clearance agreement. The Company is subject to credit risk should the clearing broker be unable to pay this balance or return the securities owned by the Company and held in custody by the clearing broker.

4. Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $809,052, which was $649,052 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 1.19 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

5. Commitments and Contingencies

The Company leases its main office facilities from an unrelated third party. Future minimum rental requirements under the terms of the lease are as follows:

2005	$ 78,000
2006	$ 78,000
2007	$ 78,000
2008	$ 78,000
2009	$ 52,000

The Company leases certain office space from their clearing broker for a monthly rental of approximately $6,700, however this lease is cancelable with 90 days' notice. Future minimum rental requirements under the terms of this lease are approximately $20,000 for 2005. The Company subleases part of these premises to several subtenants under sublease terms substantially equivalent to the Company's lease agreement. Rental income under these agreements in 2004 was approximately $31,000.

Aggregate net rent expense for the year ended December 31, 2004 was approximately $107,000, including $37,000 paid to Kent.

6. Related Party Transactions

The Company reimburses an affiliate for the cost of certain group medical insurance and office supplies. Such reimbursements were approximately $96,000 for the year ended December 31, 2004.

In accordance with the Agreement, Kent reimbursed the Company $7,500 per month through July 2004 to offset the guaranteed payment of one of the members. This reimbursement is recorded as a contribution to members' equity and Kent receives a priority allocation of this expense.

The Company entered into an 18-month Consulting and Advisory Agreement with Kent whereby the Company engaged Kent to provide financial consulting and advisory services to the Company. The agreement expires on January 31, 2006. The Company's two executives guaranteed the payment of the fees due under this agreement. The Company agreed to pay the greater of 10% of the Company's profits during the term of the agreement or $200,000. Minimum payments under this agreement are $15,000 per month for the first four months and $10,000 per month thereafter. The Company has accrued the unpaid minimum fees due under this agreement in the amount of $140,000 as of December 31, 2004.

Eligible employees can elect to participate in an affiliate's qualified 401(k) Retirement Plan (the "Plan"). Employees may voluntarily contribute up to 15% of their compensation, not to exceed the Internal Revenue Service limit. The employees' contributions are 100% vested and the Company's contribution, if any, vests over a six-year period in accordance with the vesting schedule in the Plan. There was no employer matching contribution in 2004.

Also see Note 5 for other related party items.

7. Securities Owned

Securities owned, which consisted entirely of proprietary trading securities positions held for resale to customers, consist of the following:

	Owned	Sold Not Yet Purchased
Marketable equity securities	$ 304,880	$ 24,899

8. Off-balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

9. Supplemental Disclosure of Cash Flow Information

Cash paid for:	
Interest	$ 3,769

T. R. WINSTON & COMPANY, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2004

Aggregate Indebtedness	
Accounts payable	$ 57,486
Accrued expenses	902,241
Total aggregate indebtedness	$ 959,727
Net Capital	
Total Members' Equity from statement of financial condition	$ 969,292
Subtract:	
Fixed assets, net	(20,885)
Other assets	(86,690)
Tentative net capital	861,717
Haircuts on securities owned	(45,732)
Undue concentration	(6,933)
Net capital	809,052
Minimum net capital required (Pursuant to Rule 15C3-1(a) (4)	160,000
Excess net capital	$ 649,052
Excess net capital at 1000 %	$ 713,079
Ratio of aggregate indebtedness to net capital	1.19

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2004.

****

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In planning and performing our audit of the financial statements and supplementary information of T.R. Winston & Company, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we studied the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

February 4, 2005